UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
ADVENTRX Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09060R108
(CUSIP Number)
Evan Levine
6725 Mesa Ridge Road
Suite 100
San Diego, CA 92121
(858) 552-0866
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	09060R108	Page	2	of	7	pages

1	Names of Reporting Persons: Evan Levine

2	Check the appropriate box if a member of a group (See Instructions):
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

	PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

	☐

6	Citizenship or Place of Organization:

	USA

	7	Sole Voting Power

NUMBER OF		310,000

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		4,320,000

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		310,000

WITH	10	Shared Dispositive Power:

		4,320,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	4,630,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

	☐

13	Percent of Class Represented by Amount in Row (11):

	5.1%

14	Type of Reporting Person (See Instructions):

	IN

CUSIP No.	09060R108	Page	3	of	7	pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Capital, LLC

2	Check the appropriate box if a member of a group (See Instructions):
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

	WC, OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

	☐

6	Citizenship or Place of Organization:

	Delaware

	7	Sole Voting Power

NUMBER OF		0

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		4,320,000

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		0

WITH	10	Shared Dispositive Power:

		4,320,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	4,320,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

	☐

13	Percent of Class Represented by Amount in Row (11):

	4.8%

14	Type of Reporting Person (See Instructions):

	OO

Page	4	of	7	pages
Item 1. Security and Issuer
Common Stock, par value $0.001 per share; ADVENTRX Pharmaceuticals, Inc., a Delaware corporation formerly known as Biokeys Pharmaceuticals, Inc. (“Adventrx”), 6725 Mesa Ridge Road, Suite 100, San Diego, California 92121.
Item 2. Identity and Background
a)	The names of the persons filing this statement are Mark Capital, LLC, a Delaware limited liability company (“Mark Capital”), and Evan Levine, an individual (“Mr. Levine” and, together with Mark Capital, the “Reporting Persons”).

b)	Business Address of the Reporting Persons: 6725 Mesa Ridge Road, Suite 100, San Diego, CA 92121

c)	The principal business of Mark Capital is making investments. Mr. Levine’s principal occupation is serving as the Chief Executive Officer of Adventrx. The principal business of Adventrx is the development of antiviral and anticancer biopharmaceutical drugs. The principal address of Adventrx is 6725 Mesa Ridge Road, Suite 100, San Diego, California 92121. Mr. Levine is also a member of the board of directors of Adventrx and the managing member of Mark Capital.

d)	During the last five years, neither Mark Capital nor Mr. Levine has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, neither Mark Capital nor Mr. Levine has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mark Capital or Mr. Levine was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Mark Capital is a Delaware limited liability company. Mr. Levine is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Mr. Levine: 250,000 shares of Common Stock that Mr. Levine has sole dispositive and voting power of are represented by a stock option to purchase shares of Common Stock at an exercise price of $0.50 that was issued to Mr. Levine by Adventrx under its 2005 Equity Incentive Plan. Additionally, 60,000 shares of Common Stock that Mr. Levine has sole dispositive and voting power of are held by Mr. Levine in an Individual Retirement Account and were purchased with personal funds. All of the shares of Common Stock that Mr. Levine shares dispositive and voting power of are held by Mark Capital, LLC. The source and amount of funds or other consideration used to purchase shares of Common Stock held by Mark Capital are described immediately below.

Page	5	of	7	pages
Mark Capital: Of the shares of Common Stock that Mark Capital shares dispositive and voting power of (the “Mark Capital Shares”), 140,000 were purchased by Mark Capital with working capital funds for $149,500. 180,000 shares of Common Stock were issued upon exercise of warrants issued to Mark Capital by Adventrx in consideration for Mark Capital’s purchase of promissory notes totaling $180,000 (the “Mark Capital Notes”). The Mark Capital Notes were purchased with working capital funds. The remainder of the Mark Capital Shares are represented by 4,000,000 shares of Common Stock which were converted from 20,000 shares of Series C Convertible Preferred Stock (the “Series C Shares”). The Series C Shares were purchased with $100,000 cash from working capital funds and the cancellation of $100,000 of the principal amount of the Mark Capital Notes.
Item 4. Purpose of Transaction
Mark Capital acquired the shares of Common Stock for investment. Mr. Levine acquired shares of Common Stock in his Individual Retirement Account for investment and acquired options to purchase shares of Common Stock pursuant to Adventrx’s 2005 Equity Incentive Plan. Over time, Mark Capital and Mr. Levine will review their respective investments in the securities of Adventrx and may, at such time and from time to time, determine to acquire additional securities of Adventrx or to dispose of all or any portion of the securities of Adventrx beneficially held by them at any time. Except as stated below, neither Mark Capital nor Mr. Levine has any plans or proposals which relate to or would result in:
     (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the issuer;
     (f) any other material change in the issuer’s business or corporate structure;
     (g) changes in the issuer’s charter or bylaws or other actions that may impede the acquisition of control of the issuer;
     (h) causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

Page	6	of	7	pages
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) any action similar to any of those enumerated above.
In Mr. Levine’s capacity as a director and chief executive of Adventrx, Mr. Levine will be in a position to consider a variety of corporate transactions and matters that may result in some of the above activities. While Mr. Levine has no current plans or proposals with respect to the matters described above, except as indicated above, Mr. Levine is not precluded from making or supporting in the future such plans or proposals as he may deem appropriate.
Item 5. Interest in Securities of the Issuer
     (a) Mark Capital beneficially owns 4,320,000 shares of Common Stock, which constitutes 4.8% of the outstanding shares of Common Stock.
     Mr. Levine beneficially owns 4,630,000 shares of Common Stock (which includes (i) 4,320,000 shares of Common Stock owned by Mark Capital, (ii) an option to purchase 250,000 shares of Common Stock held by Mr. Levine, and (iii) 60,000 shares of Common Stock held in Mr. Levine’s Individual Retirement Account), which constitutes 5.1% of the outstanding shares of Common Stock.
     (b) As to the shares of Common Stock beneficially owned by Mark Capital, the number of shares as to which Mark Capital has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,320,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,320,000
As to the shares of Common Stock beneficially owned by Mr. Levine, the number of shares as to which Mr. Levine has:
(i)	Sole power to vote or to direct the vote: 310,000

(ii)	Shared power to vote or to direct the vote: 4,320,000

(iii)	Sole power to dispose or to direct the disposition of: 310,000

(iv)	Shared power to dispose or to direct the disposition of: 4,320,000
     (c) On December 23, 2005, Mr. Levine was granted an option to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share pursuant to Adventrx’s 2005

Page	7	of	7	pages
Equity Incentive Plan. On December 14, 2007, Mr. Levine purchased 50,000 shares of Common Stock for his Individual Retirement Account at a purchase price of $0.44 per share and 10,000 shares of Common Stock for his Individual Retirement Account at a purchase price of $0.48 per share.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7. Material to Be Filed as Exhibits
None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 19, 2007

By:	/s/ Evan Levine

Evan Levine, Individually

MARK CAPITAL, LLC

By:	/s/ Evan Levine

Evan Levine, its managing member